Exhibit 99.1

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

China Ceramics Receives Nasdaq Notification of

Non-Compliance with Minimum Bid Price Rule

Jinjiang, Fujian Province, China, July 16, 2019–China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that on July 12, 2019, it received a written notice (the “Notice) from the Listing Qualifications department of The Nasdaq Stock Market (“Nasdaq”) advising the Company that based upon the closing bid price for the Company’s shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rules. The notification also stated that the Company would be provided 180 calendar days, or until January 8, 2020, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s shares must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date.

If the Company does not regain compliance by the compliance deadline, the Company may be eligible for additional time to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Nasdaq staff will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the staff will provide notice that its securities will be subject to delisting.

While the Company intends to continue to monitor the bid price for its shares, it cannot provide any assurance that its shares will trade at levels necessary to regain and maintain compliance with the above-referenced bid price rule before the compliance deadline.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties, including statements relating to the Company's ability to regain compliance with the Nasdaq listing requirements. Actual events or results may differ materially from the Company's expectations. Factors that could cause actual results to differ materially from those stated or implied by the Company's forward-looking statements are disclosed in its filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgment as of the time of this release. The Company disclaims any intent or obligation to update these forward-looking statements, other than as may be required under applicable law.

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